Filed by The Walt Disney Company

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and

•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2008, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney and Marvel will file relevant materials with the SEC. Disney will file a Registration Statement on Form S-4 that includes a proxy statement of Marvel and which also constitutes a prospectus of Disney. Marvel will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Disney and Marvel with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel Entertainment, Inc., 417 Fifth Avenue New York, NY 10016, Attention: Corporate Secretary.

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in Marvel’s definitive proxy statement, which was filed with the SEC on March 24, 2009, and in Item 5.02 of Form 8-K filed by Marvel on September 4, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Disney and Marvel will file with the SEC when it becomes available.

Goldman Sachs Communacopia

XVIII Conference

SEPTEMBER 15, 2009

Disney Speaker:

Tom Staggs

Senior Executive Vice President and Chief Financial Officer

PRESENTATION

Mark Wienkes – Analyst, Goldman Sachs

Good afternoon. I’m Mark Wienkes, Media Analyst at Goldman Sachs. It’s my pleasure to introduce our next Company, Mr. Tom Staggs, Senior EVP and CFO of the Walt Disney Company. Thank you for being with us here today.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

My pleasure.

Mark Wienkes – Analyst, Goldman Sachs

I already have questions from the audience so a quick reminder, if you have any more, there’s only three on this one. If you have some more, please write them on the index cards and the ushers will be around to collect them and bring them up. Somebody’s dialing in questions already. Almost like Idol.

So let’s start out. With no shortage of challenges this year, across your business or ours, despite a more severe economic or pretty severe economic contraction, your operating income declines are actually pacing better than what you saw in fiscal 2002. What do you think you managed well through this downturn and what do you think you could have done better?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

As you pointed out, the environment has been tough, especially from the advertising side and the consumer spending side. What we’ve said from the beginning is that we want to try to make sure that we manage in a way that we came out better positioned for the long-term strategically than we went in, and that’s really been our primary focus. Having said that, I think that our businesses did a good job of responding to the downturn, especially on the cost side, whether it’s at the Theme Parks or at ABC, Consumer Products; pretty much across the board, folks have really been responsive in that regard and I think that that has served us well.

I also think, generally speaking, we’ve got a more diversified base of business today than we did in 2002. I noted not long ago that if you look at our Consumer Products business as an example, if you go back five years, 60% was made up of Mickey Mouse and Winnie-the-Pooh in our licensing revenues. Now that’s less than 40% with the creation and the growth of some other properties; we’re broader-based there.

The Theme Parks, that’s a broader-based business. The Vacation Club business, the Cruise business, these have all grown in importance since that time. I think that diversity has served us well, so we’re pleased with that. I think that any time you go through a tough circumstance like this, there are things to learn.

But I think the biggest take-away for us probably is that we’re even more convinced that some of the trends that we have been looking at and talking about prior to the downturn are important in the context of the downturn, and even more important coming out. And by that I mean that we’ve talked about the expansion of consumer choice. We’ve talked about the fact that in that environment, it’s important to focus on the quality of our content, branded content that can cut through the clutter, et cetera.

Even in the context of where consumer spending is down, the consumer’s ability to choose is still going to be there. Even as consumer spending improves, they’re going to choose the higher quality, they’re going to choose the brands that mean something, and they’re going to choose to consume how they would like to. A lot of the things that we’ve tried to do over the last year really are to position us to contend with that increasing consumer empowerment and that increasing choice to make sure we’ve got the products that we’re able to monetize well across platforms and across geographic markets. So that’s really fundamentally been our focus.

Mark Wienkes – Analyst, Goldman Sachs

Coming out of the last downturn, the Studio and Cable Networks led the Company to 20% operating income growth. What segment or divisions or businesses do you think have the greatest potential to lead the way this time?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I think if we look out over the next year or 18 months or two, how fast things grow have more to do with the timing and pace of the recovery of the economy. And so there, look for some of the more economically sensitive areas, as that recovery becomes evident.

Putting that aside, as we look out a little bit longer, three, five, seven years, we continue to believe that our Consumer Products group has nice growth potential, both domestically and around the world as we continue to build out the breadth of the character sets and properties that we have to leverage in that regard. I would say the acquisition of Marvel, which we may come back to, is a part of thinking about how to position ourselves well in that context.

I think that the Media Networks group still has real growth potential in it. At the Disney Channel, we’re going to continue to see nice growth internationally as we grow our penetration there. As you know, we bought in the portion of Jetix that we didn’t own and are in the process of converting those Jetix channels to Disney Channels in some instances and Disney XD in other instances, so we’ve got a broader base of Disney- branded distribution around the world from which to grow and of course that then reinforces our Consumer Products business as we establish the properties more broadly around the world. I think Consumer Products could be a nice growth driver, along with Media Networks.

ESPN we still think is very well-positioned. I like what they’ve continued to do in terms of making sure they’ve got the right collection of sports rights, they’ve got the right content to offer. They’re growing on additional platforms; ESPN360 just last month added some subscribers through Comcast and have broadened their reach there and so I think that you have not yet seen the end of growth at ESPN by any stretch. I think their prospects are good.

Then the other part of Media Networks, ABC, I think that obviously the ratings are going to be the key driver there. The ad market will do what it will do. We’ve seen some encouraging signs recently, not enough to declare all clear, I suppose, but we’re somewhat encouraged by the signs that we’re seeing and now it’s about performing in the shows.

The last thing I’d mention, I don’t want to sound just like a laundry list, but as we think about the businesses across the board and their positioning, I also think the investments we’re making in our Theme Parks business position them well. We’re putting a lot of capital into that business, two cruise ships, expansion of California Adventure, and some things that Jay Rasulo just announced last weekend, in Florida. Obviously we only take on these new investments to the extent that we believe that the incremental returns are attractive, as we do in each of those cases, and having that greater capital base can lead to profit growth as we look out over that three, five year horizon and pass the current economic cycle, so I like that positioning as well.

And then finally, as you know, we’ve been investing in our Interactive Media group, including video games, and I look forward over the next few years to reaching scale in a number of those efforts and to turning that into a profit and growth driver.

Mark Wienkes – Analyst, Goldman Sachs

So I think the only one actually that you didn’t mention was film. Any particular reason?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

No, I think that the film business, we’ve talked for a while about the fact that we like the overall level of investment that we’re making in film, and we aren’t looking to expand that dramatically. To that point, as we think about Marvel as a portion of our film efforts, I think that those are not just add-ons in terms of annual investment in creating films. We’ll make them a part of that target zone of how many films and how much investment to make, and we like that proposition in terms of the risk-reward ratio there.

So for film, I think we’ve had a number of films, a couple of films that did fantastically at the box office, Up, The Proposal, but some films that fell short of our expectations to be sure this year, and that’s hurt us a little bit on the film profit line. It’s really the success of those slates that will drive that growth.

Our Studio is going to continue to be one of our most important drivers of content that fuels a lot of the businesses around the Company. Because we’re not looking to pour more and more investment into that group, it’s hard to argue that they’re going to grow exponentially from here. I think there’s some opportunity for continued growth in international distribution of our filmed entertainment.

I think that overall, the home entertainment business is actually going to come out okay, even though there’s some structural issues that we talked about at length in the DVD market currently. While I think there’s room for growth, certainly room for recovery in Studio, there’s room for some growth in the Studio, it’s more of a profit driver by being successful in the content it creates and our ability to leverage that content across the Company.

Mark Wienkes – Analyst, Goldman Sachs

Before we circle back on Marvel and ESPN and sports rights and those topics, this summer you expressed an intention already to return to share repurchases, balanced against the opportunities that may arise for acquiring branded multi-platform assets. Clearly, we have the Marvel deal announced. Can you talk about how you balance those objectives between purchases and acquisitions?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sure. Our first priority continues to be to find value-creating investments inside the Company or to the extent that there are opportunities to profitably acquire and create value through acquisitions, we will do that. Allocating capital for strong returns and growth is certainly what we think is one of our most important jobs as managers of the business. I do believe that we will continue to have cash flow capabilities that will lead to having access through cash flow over and above that. So over time, I expect that we will be in the business of returning capital to shareholders as well, even as we pursue those types of investments and we are straightforward in our thinking about that. We’ve got 53 straight years of paying dividends. Paying dividends is part of what the Company will continue to do. We look for a sustainable dividend policy; as the Board stated not too long ago in their release on the dividends, moderate and sustainable increases in dividends over time are what they look for. It was flat last year, given the environment.

To the extent that we continue to trade at a level that we believe is below the intrinsic value per share meaningfully, I would tend to favor share repurchase somewhat over special dividends and that sort of thing over and above the normal dividend, just for the simple math of it and so I think you expect to see us in that business as well.

Mark Wienkes – Analyst, Goldman Sachs

You’re also entering a more significant but long telegraphed capex cycle with increased investments across a number of businesses. Now, while the profitability of these projects should improve over time and you’ll earn your returns on them in the near-term, it’s still sort of a drag on free cash flow as you put your money in the new ships, et cetera. What flexibility do you have against these investments and how are you managing the free cash across the rest of the businesses in order to even things out?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We want to make sure that we are managing to maximize free cash flow before the discretionary investment, if you will. The free cash flow line obviously includes the capital that we’re putting into new endeavors like the ships, or the Vacation Club in Hawaii, or the theme park expansion.

It’s incumbent upon each of our businesses to manage not just for their operating profit line, but for their free cash flow before discretionary investment. We then will look to allocate that free cash flow in areas where we think we can drive strong returns and growth.

The good news is that I think that this is something that is embraced throughout the Company. People are compensated at senior levels, not just on their profit growth but on their capital returns and on their cash flow and it’s worked into the bonus plan and everything else and so we have a real harmonization in terms of objectives across the management team and so that helps quite a lot in that regard. People know to the extent they want to step up their capital spending, that it’s only going to happen to the extent that people can demonstrate that there are strong returns to go with that investment. I think that’s embraced throughout the Company so that helps.

Mark Wienkes – Analyst, Goldman Sachs

That leads us into Marvel, as I waited about five questions to get to it.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Good.

Mark Wienkes – Analyst, Goldman Sachs

I think investors generally understand the math behind the dilution so we don’t have to retread on that topic. But as far as the cadence of the businesses as they come on, like the benefits that will accrue to Disney over time, could you be any clearer with respect to the first benefit that should accrue to Disney-is it in the Consumer Products business and then the second will be bringing the film rights in or is it like — how do they —

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

You’re doing well so far.

Mark Wienkes – Analyst, Goldman Sachs

Keep going?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Keep going. I think that the biggest opportunity for synergy is probably Consumer Products. We talked about that, international especially. I also think that the opportunities there are the most immediate. There are clearly licenses in place, and we obviously expect to honor those, but at the same time, there is an opportunity to access our broader base of business, our key account relationships, et cetera and I think that that will be the first thing that we’ll see in terms of the synergies coming in.

On the film side, as the Paramount distribution deal ends, I think there are some obvious cost synergies that we’ll take a hard look at and realize, and I think that can help us in the sort of medium-term.

Over time, I think that on the video games side there will be opportunities. We said that that doesn’t necessarily mean that every video game that has the Marvel or Disney brand will end up being just produced by us. I suspect that there will be a blend of licensed relationships and self-published titles. But at the same time, we believe there’s an opportunity there just in terms of our driving ourselves to critical mass and having a broader base of properties with which to do that.

Those are the sort of key pieces and it’s pretty much in that order that we will start to really see the benefits of those. There are others. I think there are some opportunities in publishing. We’re a very big publisher of children’s books and magazines. They’re obviously a very big publisher on the comics side and we’re interested to explore opportunities for synergy there.

We’ve really tried to stress and mean it sincerely, that we’re acquiring this property with the same sort of intent as we had when we bought Pixar. There’s a culture. There’s a way of doing business. There’s an approach to the properties and characters and stories that we have to respect, and frankly it would be silly not to respect and so we’ll do that in that context. I think it’s more about realizing greater scale economies, broader reach, et cetera. I think that there’s some real opportunity there.

Mark Wienkes – Analyst, Goldman Sachs

You mentioned Pixar, some are less bullish on the acquisition. If you combine Pixar plus Marvel, there is $10 billion plus in incremental capital that you put into the film business over the past five, six years. Should they see this as a doubling down on the film business?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

It’s undeniable that we’ve spent on the order of $10 billion in capital to bring those companies into Disney. Focusing on that as a doubling down on film, I think, loses sight of the broader approach that we take to the business and certainly the broader strategy we have in mind in both instances.

Take Pixar as a first example. One of our fastest growing franchises in Consumer Products and more broadly in the Company in the past several years has been Cars. Pixar takes our film studio, certainly makes it larger, but also makes it a much more vibrant content creation engine. Given the integrated way that we approach our businesses and run our businesses, that is an important piece of the equation. It also has really added to the vibrancy of the creative process across the Company.

I think that when you think about Marvel, here too, that isn’t just a film business. It’s a broad set of properties to which we can apply this integrated business model, and I think over time really benefit from our ability to grow the business, much more broadly than just in film.

Now, continuing to execute well in film and creatively is important but we’re also very excited about the prospects for Marvel in terms of television. As we grow Disney XD and the reach of that business, but also try to make sure that we’re establishing those properties on television.

If you look back historically, we’ve commented on the fact that the Marvel management team has done a very nice job of expanding that business. At the same time, using our leverage and our properties, I think there’s a real opportunity to continue to drive the presence of those characters in -between film releases through other means of reaching consumers. I think that can lead to greater stability and growth in the underlying business, and in the profitability of those franchises as you look beyond film.

Mark Wienkes – Analyst, Goldman Sachs

I’m going to tie in a question here from an investor. Through your meetings with the various teams at Marvel, I understand it’s only been a few weeks, but at meetings with different creative groups within Marvel what have you found that surprised you through those meetings? Would you say the chances of over-delivering on the hurdle rate of the deal are higher now given a few weeks into it or under-delivering?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Everything that we’ve seen thus far has reinforced our notion that this acquisition made sense and is going to be attractive for our shareholders as well as theirs. I think that nothing we’ve seen has given us real pause in that regard. I don’t know if there have been any great surprises.

As you may know, in between the period of announcing the deal and waiting for the deal to get clearance from the various regulatory agencies, we’re very much constrained in terms of what activities we can engage in. While we have spent some time listening and trying to understand the business better, we’re obviously not in there. We don’t have anything to do with operating the business, if you will, and so there may be more surprises down the road.

If anything, we are extraordinarily impressed with the people there, with the way they approach their business, the passion they have for their business, their knowledge of the business and that is a very good sign, I think, at the end of the day. And also, it appears that people on both sides within the companies, not many people knew about this as we were leading up to the signing and announcement, people on both sides within both companies seem to really be excited at the prospect, embracing the notion of joining the two companies together and are both looking forward to doing so.

Mark Wienkes – Analyst, Goldman Sachs

Was there anything that surprised you from the internal reaction to the deal?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I think we had a good sense of how the folks at Disney would respond because we’ve talked about our strategy long enough. We’ve talked about the kind of deals that would be attractive to us, and this is very strong marquee branded content that our people know how to utilize across our various businesses. We’ve been pleased with the positive response we’ve seen inside Disney. But any time a Company is acquired, you can be somewhat trepidatious about the response of that and so far from what we can see the response has been quite good. People are, again, on the Marvel side excited about the prospects and that’s really the feedback that we’ve gotten. We hope to make sure that we validate those feelings and go about it carefully, but also in a way that really helps both groups achieve more.

Mark Wienkes – Analyst, Goldman Sachs

At Consumer Products specifically, there’s been a lot of recent product success driven by the Disney Channel. Can you talk to the pipeline ex-Marvel at the Disney Channel as it feeds into Consumer Products?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I really think that Rich Ross and Gary Marsh and the team at Disney Channel have done an extraordinary job of bringing content to the channel, which has really established the channel even more strongly in sort of the hearts and minds of consumers, but also creating real content franchises in doing so. Obviously, Hannah Montana, High School Musical quickly come to mind. On the heels of those, Wizards of Waverly Place just won an Emmy this last weekend. We’re thrilled obviously. That seems to be a franchise that’s really growing.

We had the D23 Expo this last weekend and the response to the cast of Wizards of Waverly Place was at rock star kind of level. That’s often a good sign. But there is Sonny With a Chance with Demi Lovato, another strong show that seems to be growing. I think that they’ve got a rich pipeline. They’ll continue to create great content. High School Musical 4 is coming out later in 2010, so they continue to do what they do, and I think that will continue to be a driver of strong content that we can enjoy across the Company for the foreseeable future.

Mark Wienkes – Analyst, Goldman Sachs

You mentioned earlier that having the right sports rights matters at ESPN. You’ve been making some acquisitions in the international market to drive ESPN growth internationally. Can you talk about the early reaction to having those Premier rights that you got from Setanta and what is the business that you’re building over there?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

When it comes to international growth for ESPN, we have to try to make sure we’re positioned well and we’re acting opportunistically when we can. We thought the opportunity with the Premier League in the UK was unique and the timing was right. So far, by the way, the response has been good. The subscriber sign-ups have actually somewhat exceeded our expectations, or at least what we counted on, and the response to the coverage seems to have been good so far, although I’m obviously not there reading it every day, but what I’ve seen has been quite good.

The team over there did a nice job of very, very quickly — because we secured the rights and in a matter of literally a couple of months we’re on the air with the first of the matches and so that has gone surprisingly well. I think that it bodes well for growth for ESPN in that part of the world.

Now, if there are other opportunities in other parts of the world to be opportunistic in that way, where we think that we can create a position in the marketplace that we can grow for the long-term, we don’t mind investing in the short-term as we are in the UK to build that position and to create that value. What we don’t want to do and have avoided doing is over-bidding for rights without establishing a position that we think is leverageable into a long-term business proposition. We’ve got to pick our spots. We’ve got to make sure that the economic model is there to make it work and so we will look for opportunities to continue to grow in that way, but we’re also realistic about the fact that that doesn’t happen necessarily every day in every market.

Mark Wienkes – Analyst, Goldman Sachs

Could that be seen as an early step towards perhaps bidding for the 2014, 2016 Olympics or how do you go about thinking about that?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

The Olympics are obviously a marquee property. We’ll take a look any time at something that strong in terms of rights in the marketplace, and I think the ESPN folks have said as much. At the same time, we want to bring the same approach to that as we do for any other rights acquisition. It is a unique property in terms of the type of appeal, the audience that it appeals to, et cetera and I think that that has to factor into our valuation. It’s also limited in terms of the time that it takes place and how frequent it is so we have to think about that in that context as well. And so we look at it and if we can be a factor there on a basis that makes sense for the business and for our shareholders, then absolutely we would like to be there. But only on that basis.

Mark Wienkes – Analyst, Goldman Sachs

There has been some fairly bullish commentary out of some of your peers and or competitors. Mr. Murdoch and his corporation talked about broad based strength even in the newspaper business in Australia, which is remarkable. So I guess could you comment on pacings across your networks, cable networks versus broadcast networks and stations?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Yes, I think that as I just mentioned not long ago, we’ve seen some fairly encouraging signs. I want to be cautious to not overstate those signs because I think it’s sort of early- going in that regard, but we’ve seen some signs of strength in the national ad market. I’m hopeful that that will hold and that we’ll continue to see that. Everything is relative, obviously, because this was a very tough market and probably continues to be a tough market but we’re encouraged with what we’ve seen.

On the local side, probably not as many encouraging signs, although we’ve seen some improvement, in certain markets driven by political, so that’s more situational in some instances. I think we talked last quarter about seeing stabilization in the trends. Now we’re seeing some signs of initial improvement and we are looking for those signs to look like they’re going to take hold for good and continue. So we’ll wait and see. I think that a lot has to do with how strong the fall season is for a lot of the networks, and what that leads to in terms of the inventory that’s out there and at what price. I think there’s still a number of variables that will factor into the scatter market in the first quarter and then beyond. I think we’re reasonably well-positioned.

Mark Wienkes – Analyst, Goldman Sachs

Fiscal first quarter.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sorry, our fiscal first quarter. Thank you, which is the calendar fourth quarter. We like the development season we had at ABC and the folks at ABC are very encouraged by the shows they have to put up and now we have to make sure the audience agrees.

Mark Wienkes – Analyst, Goldman Sachs

We’re about five years since the trifecta at ABC with Lost, Desperate Housewives and Grey’s Anatomy. You have ten new shows this year on ABC, the most new shows of any network. How do you think about the risk profile there?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I think that we still have those strong shows and then a couple others that have been added since then, most notably Dancing with the Stars, which is a strong one. So you’ve got a schedule where we actually had a good position on each of the key nights, with the possible exception of Wednesday night where we have — it’s a little bit wide open, more wide open, across the board and that’s where you see an all new lineup, all new shows for our network.

I think that it’s not necessarily how many trips you have to the plate when it comes to the content type businesses, it’s really the quality of those at bat, if you will, but I think that there’s some shows that we believe in, that people at the network are very excited about. So going into the season, we feel quite optimistic, but again, as we say every year, you have to, at the end of the day, deliver the audience and it has to work. The ingredients are there.

Look at something like Flash Forward which probably is our show with the most buzz right now. It’s met with very strong reception in international sales in syndication, so we have some ratification of our notion that this is a strong potential show and now just have to get it on the air and deliver from there.

Mark Wienkes – Analyst, Goldman Sachs

Sticking with the network theme of questions here on the broadcast network first, how do you think the economics of the broadcast networks evolve over the next three to five years?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, we’ve talked about the fact that the network business is clearly evolving, and it’s a business that increasingly, we think, needs to be approached as a content creation centric business. In other words, if you’ve got one of the major broadcast networks in the United States, there’s a real competitive advantage to that in terms of the ability to economically launch shows that, hopefully, have very strong potential for sale in ancillary markets, obviously in the first run, but across the board. Therefore, a content creation business with a great launch vehicle.

Back to Flash Forward for a second. A show like Flash Forward, as I said, it’s being met well internationally. Given the engine that we have in the United States with the network, we can take a bet like Flash Forward and put it on the air and have a show of sufficient quality that is going to be quite attractive in markets around the world, where with a smaller market, you’re less able to perhaps take that bet and launch a show there to try to sell it around the world from a different vantage point. So there’s a real advantage to that.

But at the same time, it comes back to the quality of the content that we’re creating, really trying to pick our spots in terms of what shows we’re investing in and getting behind and, at the end of the day, we’re still in the content business. The quality of the content that we create has never been more important and it’s not getting any less important. And so that has to be sort of central to what we do and how we think about things. If you think about how people spend their time at Disney, ensuring that the health and the quality of the creative process within our array of content engines is a big part of was we do.

Mark Wienkes – Analyst, Goldman Sachs

So the revenue streams will follow the content, it’s just uncertain as to how it comes into the network business at this point?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I suspect that the advertising business for network television, which frankly has gone through an obvious downturn in this environment, but if you look at it in a longer period, has been quite strong. The CPMs remain attractive. Frankly, attractive on both sides of the equation and for a reason. The reach of the network, their ability to reach consumers, to put a message in context, et cetera, is something that we continue to have people come back saying it makes sense. There were a couple of people that when advertising started to go down would say to me that, well, this is it, all the money is going to shift to the Internet because this crisis is going to cause that shift to happen.

That in fact has not occurred, and I don’t expect it to occur in the future. Growth in advertising in the Internet is going to continue to be robust and it’s a place that we look to participate in, but at the same time, the network is an important ad supported medium and will continue to be, not just from our selling standpoint but from people that need to reach the consumer.

I also believe that as we move forward, as we expand the platforms of our reach and the nature of our reach, our ability to deliver advertising messages, facilitate targeted advertising and advertising demographics, provide something that’s far less passive in terms of the selling approach, bodes well for the business overall.

Mark Wienkes – Analyst, Goldman Sachs

On that point, with respect to being able to deliver more targeted advertising, you’ve elected so far not to participate in the authentication trials that are going on. Can you help us understand your rationale on how you got to that decision and what it would take for you to participate?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We’ve tried to say a couple of times that a new opportunity to reach consumers is something that we think is potentially very attractive and something that we will by and large embrace. We are also cognizant of the fact that as things continue to evolve, there will be a lot of people, a lot of businesses trying out new models of distribution, new means to reach the consumer, new business models to go with them, pricing, et cetera and so we applaud that.

Our desire certainly is to make sure that we’re maximizing our reach to consumers. We want to do so in a way that is delivering value to those consumers. We also want to make sure that we do so in a way where there’s proper compensation for delivering that value. I think at the end of the day, the extent to which we provide a consumer with an incremental opportunity to view programming, there should be some compensation in that regard.

As that business model evolves in that direction, I think it’s something we could see us certainly embracing, but what we do want to make sure is that it’s not used as a cudgel. In other words, denying consumers on the one hand the ability to see content unless they happen to be viewing it through another means. I think that what you’re really talking about is intelligent windowing and intelligent pricing across those various distribution opportunities, and I think that’s what people in the industry are trying to work through. I think everyone’s making some honest, straightforward efforts to do that in a way that makes sense for them in their context and hopefully at the end of the day it’s consumer friendly. It will evolve over time.

Mark Wienkes – Analyst, Goldman Sachs

Speaking of cudgels, I think we’ve flogged the Redbox and Netflix question over the last couple months. It’s still about half of the questions here in terms of what’s the extent of the response. So I guess if you have a two sentence answer on it.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I was wonder whether the question was coming from a Redbox investor or from a Disney investor. At the same time, again, it relates to what we were just talking about, I believe.

Mark Wienkes – Analyst, Goldman Sachs

Same answer.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

This is an expanded opportunity to reach consumers and with some of these new opportunities to reach consumers, with new technologies, with new distribution opportunities, there is bound to be efficiency and much of that efficiency will be passed on to the consumer. I have a hard time believing that isn’t a good thing in the long run and I think a $1 rental can meet our needs.

Mark Wienkes – Analyst, Goldman Sachs

$1 per day.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

$1 a day, yes. We have arrangements in place with rentailers that provides for them to buy through our distributor and there’s an agreement that used DVDs will be limited in the numbers in which they find their way into the marketplace for resale, which I think is only fair. But again, this consumer reach and pricing equation is going to continue to evolve.

We’ve said in the past, all other things equal, I’m not anxious to trade a sell-through transaction for a rental transaction. At the same time, some of that is going on now and some of it’s inevitable. As you look at the industry as a whole, that’s been the case in the last 12 months or so. At the same time, I think the market is showing signs of expanding and so it’s not just a net loss situation.

We will continue to focus our investment efforts in film around the kind of properties that we believe lend themselves to sell-through. I’m not saying we’re exclusively a sell-through library, but at the same time we have a type of library that lends itself to that. When we’re successful with our Disney branded programming, especially in animation— I have kids—it tends to be the kind of thing they want to watch multiple, multiple, multiple times, and not just over one day, but over a series of days, sometimes to the point that it will drive you crazy, but it just makes sense to have that in a sell-through.

Bob Iger, a couple of quarters ago, pointed out that the dynamics of library building and that sort of thing have changed and are changing and that has implications for the DVD business as we know it. At the same time, the home entertainment business, meaning the ability to reach consumers with content that they can enjoy in their home or for personal use, that market is clearly expanding. The question is how will the business model shake out. At the end of the day I think that we’ll end up fine as an industry, although in the meantime, we’re trying to make sure that we’re managing our costs and our investment accordingly.

Mark Wienkes – Analyst, Goldman Sachs

I want to switch over to Theme Parks quickly here. You commented recently that the bookings seem to be on pace I guess with the most recent commentary on your latest earnings call. Now, recognizing that the bookings are still very close in, et cetera, how are you approaching — I’m not sure you want to share what your bookings are for the holiday season, that would be great. I don’t think I’m going to get that answer. The promotional activity that you’ve had in place throughout the summer, how much more of that stimulus, how does that remain intact through the holiday period or at what point do you sort of pull those promotions?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I think that’s something that will evolve over time. With regard to holiday bookings, I can confirm that we are still taking bookings for the holiday period, but I won’t say a lot more than that. You are right to point out that the consumers are making decisions closer in. We’ve gone through a period of time where the consumer has at least for now, an expectation of promotions. We’ve been through that type of period before and we are pursuing the kind of strategy that worked in the past to sort of promote as we needed to and then pull back on the promotions as the market supported the full priced approach to our marketing and to consumers. We expect that we will do that again.

Now, the question really becomes how fast the consumer shows up with their wallet and looks to book aggressively. And there, you’re really talking about predicting the timing and pace of recovery which I wouldn’t want to venture too far on a limb on. The business itself, though, if you look at the volumes that we’ve had in the past year, the promotions have been effective, and I think we did say that the trends that we’ve seen in the bookings that we talked about when we last announced our earnings have been relatively consistent since that point in time.

So there’s some stability in what we see in the marketplace and now it’s really a matter of seeing how well the consumer responds over time. I understand Ben Bernanke had some positive things to say about the economy this morning so I’m not going to question Ben.

Mark Wienkes – Analyst, Goldman Sachs

What of the bear cases out there that the promotional activity has actually pulled forward demand? What are the key indicators you would look for to see whether or not demand was indeed pulled forward?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We had a promotion like this as recently as 2003 and based on the recovery that we saw for that, it did not appear to pull demand forward. We’ve got research that shows that the promotions actually reached a lot of first-time families, which would tend to say that we’ve reached a demographic and segment that we hadn’t been reaching before, so I think that that is some evidence that what we got to was new demand. I don’t see any evidence right now that a meaningful part of the attendance that we have enjoyed this past year has been attendance pulled out of some future period, but again, I think that the bigger equation here is consumer spending, the degree to which that recovers and whether the consumer shows up. I don’t see a hole in the booking window because we sort of emptied a part of the pipeline that belonged to a different period.

Mark Wienkes – Analyst, Goldman Sachs

The Company’s been pretty aggressive with respect to containing costs at the park. I know you’re not able to definitively answer the question with respect to what percentage of the costs are fixed versus variable. I get that all the time as well and I don’t have an answer either. I guess if you could just answer what’s structurally different this time coming out versus last time?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I mentioned earlier that I think you’ve got a bit more of a diversified business.

Mark Wienkes – Analyst, Goldman Sachs

Specific to the parks’ cost structure.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Within the parks business, I think it’s more diversified, DVC, cruise, et cetera. As we’ve grown those businesses we’ve got a better ability to leverage an infrastructure so by definition, hopefully, we’re creating a more efficient infrastructure. But I think the parks team have been suitably opportunistic in the environment that we’ve had, they went after a lot of cost containment efforts that were structural in nature, back of house as we call it, and I think they’ve made our back of house, our infrastructure operations, more efficient and those are savings that we can hold on to.

Now, there are other savings that of course we won’t. As we hopefully see a real return to prosperity, you’ll also see a return to escalation of certain price categories that you would find in normal times and that’s just a part of the equation. You can’t hold those in abeyance forever in any event. I am quite hopeful that a good of the efficiencies, outside of some of the volume activities, et cetera, that that efficiency is permanent.

Mark Wienkes – Analyst, Goldman Sachs

Let’s end up with a fun question here, tied in with a serious one. In the film business –

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Hard to tell which is which.

Mark Wienkes – Analyst, Goldman Sachs

I’m not going to tell you, actually. The film business is always risky. How confident are you that Disney is at the cusp of a materially improved content cycle, to complement the cyclical growth that should come? Is there a risk between Time Warner’s DC comics and the Disney plus Marvel combination that we will have an oversaturation of superhero movies and themes?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

You can never have too many heroes. I’m not overly worried about that piece of the equation. I think that, again, the key will be do we maintain the quality of the content there?

On the content creation cycle, I think that’s a very good question. Specifically, the Studio and then more broadly, as we look out at the slate for the Studio going forward, we’ve got a number of tent-pole films that we’ve got obviously high hopes for. I think one of the biggest and most close in is The Princess and the Frog. I’ve seen it by the way, it’s a great movie. I won’t make predictions about box office. It’s really a fine film.

Mark Wienkes – Analyst, Goldman Sachs

Home video projections?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We will sell it in home video. That’s a prediction you can expect. The Princess line of properties has over the last five years been one of our best growing line of properties, and I think this is fresh content and a natural means of invigorating that even further. So that bodes well.

Later in the year, we’ve got Toy Story 3 coming out.

Mark Wienkes – Analyst, Goldman Sachs

Toy Story 1 and 2.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Toy Story 1 and 2 are going to come out as a double-feature in 3D digital this fall to set up Toy Story 3 in the summer. Toy Story has been one of those important franchises for us. It’s been a long time between releases. I think there’s a real opportunity as you look late in our year for that to lend itself to the results over at Consumer Products as well as the Studio.

We’ve talked about the Disney Channel and the growth of Wizards of Waverly Place, et cetera, so we continue to see content coming out of that group. Back in the Studio, Alice in Wonderland, Prince of Persia, The Sorcerer’s Apprentice, as I said, some films that we have high hopes for obviously but also that have that potential to sort of drive the business across the rest of the Company. And so we know that the onus is upon us to make sure that we’re making the high quality films. I’ve said it earlier today and we’ve said it before, that sort of quality bar will only continue to go up and so I think we’re positioned well for it and now just have to bring out the — finish out the films and bring them out and hopefully see them be successful.

Mark Wienkes – Analyst, Goldman Sachs

With that, we’re out of time. You’ve done this before, I can see. Right at zero, blinking red. Please join me in thanking Tom today.

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